DESERT MINING, INC.

4328 Hwy. 66

Longmont, CO 80504

October 3, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Dessert Mining, Inc., Form 10-KSB

Filed April 3, 2006

File No. 000-32123

Dear Ms. Rhodes:

Desert Mining, Inc., (the “Company”), has received your comment letter dated July 10, 2007, (“comment letter”) pertaining to the above referenced Form 10-KSB for Fiscal Year Ended December 31, 2005 and 2006.  This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you revised forms 10-KSB for the periods ending December 31, 2005 and 2006; revised Form 10-QSB for the periods ending March 31, 2006, June 30, 2006 and September 30, 2006; and a Form 8-K.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 8A - Controls and Procedures. Page 7

1.

Given that your financial statements have been restated, please tell us how you evaluated the effect of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

Response:

The Company continues to believe disclosure controls and procedures are effective.  However, in the future, more time will be spent discussing significant events with expert counsel (both legal and accounting).

U.S. Securities and Exchange Commission

October 3, 2007

The disclosure has been revised as follows:

Evaluation of Disclosure Controls and Procedures.  The Company's management, with the participation of the chief executive officer, the chief financial officer, our Auditors and legal counsel, carried out an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 (the "Exchange Act") Rules 13a-15(e) and 15-d-15(e) as of the end of the period covered by this annual report (the "Evaluation Date").  Based upon that evaluation, the chief executive officer and the chief financial officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.

Financial Statements

Audit Report – page F-1

2.

We note that the auditor’s report refers to the restatement of the previously filed financial statements but does not appear to have been redated or dual dated as a result of the restatement(s).  It would appear that additional audit work would have been required to support the revisions made to the financial statements.  Please discuss with your auditor and request them to revise the report accordingly.

Response:

We have discussed with the auditor as requested and they have provided a dual-dated report;

Note 10 – Correction of Errors, page F-10

3.

Please revise to provide the disclosures required by paragraph 26 of SFAS 154, including the effect of the error correction(s) on each financial statement line item and any per share amounts affected for each period presented, and the cumulative effect of the change on retained earnings or other appropriate components of equity as of the beginning of the earliest period presented.  Please ensure that the effect of each error is discussed individually.

Response:

We have revised our note

10-KSB/A for Fiscal Year ended December 31, 2005

4.

Please revise your disclosures to address each of the matters noted above with respect to the 10-KSB/A for the year ended December 31, 2006, including the impact of the restatements on your conclusions regarding the effectiveness of disclosure controls and procedures, the restatement disclosures required by SFAS 154, and the need to redate or dual-date the independent auditors’ report.

U.S. Securities and Exchange Commission

October 3, 2007

Response:

We have revised accordingly.

1934 Exchange Act Filings

5.

We note that you have filed amended 10-KSB reports for the years ended December 31, 2006 and 2005, but have not filed amended 10-QSB reports for the quarterly periods that were affected by the restatements.  Please tell us when you expect to file amended quarterly reports covering each affected period.   Note that any amended periodic reports should be revised as appropriate to provide the restatement disclosures required by SFAS 154, and to address the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures.

Response:

Revised 10-QSB reports have been filed on EDGAR.

6.

We note that no filing was made under Item 4.02 of Form 8-K relating to the restatements of the previously filed financial statements.  Given the materiality of the restatements, it would appear that an item 4.02 8-K filing would be required.  Please file the Item 4.02 Form 8-K, including the required disclosures for each affected annual and quarterly period, or tell us why you believe that no item 4.02 filing is required.

Response:

Form 8-K has been filed on EDGAR.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

DESERT MINING, INC.

/s/ Randall B. Anderson

Randall B. Anderson

Chief Executive Officer